As filed with the Securities and Exchange Commission on October 30, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LYONDELL CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	95-4160558
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1221 McKinney Street, Suite 700

Houston, Texas 77010

(713) 652-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michelle S. Miller

Secretary

1221 McKinney Street, Suite 700

Houston, Texas 77010

(713) 652-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen A. Massad Rennae K. Henry Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234	Michael Kaplan Davis Polk & Wardwell 450 Lexington Ave. New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, par value $1.00 per share, of Lyondell Chemical Company(1)	11,500,000	N/A	$299,805,000	(2)	$32,080

(1)	Includes the associated right to purchase common stock under Lyondell’s Rights Agreement dated as of December 8, 1995, as amended. No separate consideration is payable for the associated right to purchase common stock. The registration fee for these securities is included in the fee for the common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based on the market value of Lyondell common stock being registered, as established by the average of the high and low prices of Lyondell common stock as reported on the New York Stock Exchange on October 24, 2006, which was $26.07.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2006.

10,000,000 Shares

Lyondell Chemical Company

Common Stock

The shares of common stock are being sold by Occidental Chemical Holding Corporation, a wholly owned subsidiary of Occidental Petroleum Corporation, as selling stockholder.

Our common stock is listed on The New York Stock Exchange under the symbol “LYO.” The closing price on the New York Stock Exchange Composite Tape on October 27, 2006 was $26.54 per share.

The underwriters have an option to purchase a maximum of 1,500,000 additional shares from the selling stockholder to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholder
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book Running Manager

Credit Suisse

Co-Manager

Banc of America Securities LLC

The date of this prospectus is                     , 2006.

In making your investment decision, you should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us and those documents incorporated by reference herein. We have not authorized anyone to provide you with additional or different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus and any document incorporated by reference may only be accurate on the date of such document.

We are a Delaware corporation with principal executive offices at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

Except as otherwise indicated or the context otherwise requires, in this prospectus:

•	“Lyondell,” “Company,” “we,” “us” and “our” refer to Lyondell Chemical Company and its consolidated subsidiaries, including Houston Refining, Equistar and Millennium;

•	“LCC” refers to Lyondell Chemical Company without its consolidated subsidiaries;

•	in some situations, such as references to financial ratios, the context may require that “LCC” refer to Lyondell Chemical Company and its consolidated subsidiaries other than Equistar and Millennium;

•	“Equistar” refers to Equistar Chemicals, LP and its consolidated subsidiaries;

•	“Millennium” refers to Millennium Chemicals Inc. and its consolidated subsidiaries;

•	“Houston Refining” refers to Houston Refining LP, formerly known as LYONDELL-CITGO Refining LP;

•	“OCHC” refers to Occidental Chemical Holding Corporation, a wholly owned subsidiary of Occidental; and

•	“Occidental” refers to Occidental Petroleum Corporation and its subsidiaries and affiliates, including OCHC.

INDUSTRY AND OTHER INFORMATION

The information included or incorporated by reference in this prospectus regarding the chemical and refining industries, product capacity and ranking, including Lyondell’s capacity positions, the capacity positions of its competitors for certain products and expected rates of demand, is based on independent industry publications, reports from government agencies or other published industry sources and estimates of Lyondell or its joint ventures. These estimates are based on information obtained from customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Lyondell and its joint ventures operate and management’s knowledge and experience. These estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

Certain of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements can be identified by words such as “estimate,” “believe,” “expect,” “anticipate,” “plan,” “budget” or other words that convey the uncertainty of future events or outcomes. Many of these forward-looking statements have been based on expectations and assumptions about future events that may prove to be inaccurate. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond Lyondell’s control. Lyondell’s or its joint ventures’ actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to:

•	the availability, cost and price volatility of raw materials and utilities,

•	the supply/demand balances for Lyondell’s and its joint ventures’ products, and the related effects of industry production capacities and operating rates,

•	uncertainties associated with the U.S. and worldwide economies, including those due to political tensions in the Middle East and elsewhere,

•	legal, tax and environmental proceedings,

•	the cyclical nature of the chemical and refining industries,

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor difficulties, transportation interruptions, spills and releases and other environmental risks),

•	current and potential governmental regulatory actions in the U.S. and in other countries,

•	terrorist acts and international political unrest,

•	competitive products and pricing pressures,

•	Lyondell’s ability to implement its business strategies, including whether the expected benefits of Lyondell’s acquisition of CITGO’s interests in Houston Refining are achieved to the extent and in the time period anticipated,

•	risks of doing business outside the U.S., including foreign currency fluctuations,

•	access to capital markets, and

•	technological developments.

i

Any of these factors, or a combination of these factors, could materially affect Lyondell’s or its joint ventures’ future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of Lyondell’s or its joint ventures’ future performance, and Lyondell’s or its joint ventures’ actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus and the information incorporated by reference herein. See “Prospectus Summary—Our Business” and “Risk Factors” in this prospectus; “Item 1A. Risk Factors,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 3. Legal Proceedings” included in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference; “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Part II. Item 1A. Risk Factors” and “Part II. Item 2. Legal Proceedings” included in Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference; and the “Risk Factors” set forth in the Current Report on Form 8-K filed September 7, 2006 and incorporated herein by reference for additional information about factors that may affect the businesses and operating results of Lyondell and its joint ventures. These factors are not necessarily all of the important factors that could affect Lyondell and its joint ventures. Use caution and common sense when considering these forward-looking statements. Lyondell does not intend to update these statements unless securities laws require it to do so.

In addition, this prospectus contains or incorporates by reference summaries of contracts and other documents. These summaries may not contain all of the information that is important to an investor, and reference is made to the actual contract or document for a more complete understanding of the contract or document involved.

ii

PROSPECTUS SUMMARY

The following summary contains information about Lyondell and the offering. It does not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of Lyondell and the offering, we urge you to read the information included and incorporated into this prospectus carefully, including the “Risk Factors” section and our financial statements and the notes to those financial statements.

Our Business

Lyondell is one of the world’s largest chemical companies, with more than $18 billion in assets. Our products are the building blocks for countless goods and products that people use every day, such as clothing, food packaging, household furnishings, detergents, cosmetics, automotive parts, construction and home-building materials, paints and coatings, gasoline and many others.

Lyondell has built its businesses around the fundamental belief that, to be a successful competitor in the global chemical industry, Lyondell must have:

•	global scale and product breadth;

•	sustainable competitive advantage through raw material flexibility, technology or market position;

•	disciplined operating focus that maximizes the value of each business; and

•	disciplined use of cash flow to create value.

We are a major global manufacturer of basic chemicals and derivatives, including ethylene, propylene, propylene oxide, titanium dioxide, styrene, polyethylene and acetyls. We also are a refiner of heavy, high sulfur crude oil and a significant producer of gasoline-blending components.

We report results in four major business segments. Each plays a strategic role in creating stockholder value.

•	Ethylene, Co-Products and Derivatives. Our ethylene, co-products and derivatives segment produces ethylene, its co-products and derivatives. Ethylene co-products primarily include propylene, butadiene and aromatics, which include benzene and toluene. The segment also produces derivatives, primarily polyethylene, ethylene oxide (“EO”), ethylene glycol and other EO derivatives, as well as ethanol, vinyl acetate monomer (“VAM”) and polypropylene. In addition, this segment produces fuels, such as methyl tertiary butyl ether (“MTBE”) and alkylate, and also produces acetic acid and methanol.

Lyondell is a leading North American producer of ethylene, propylene, polyethylene, ethylene glycol and acetyls. Large scale operations and the operational flexibility to use the lowest-cost raw materials provide competitive advantages. These highly cyclical businesses are capable of generating significant earnings and cash flow, particularly during positive periods of the business cycle.

Our ethylene, co-products and derivatives businesses (other than VAM, acetic acid and methanol, which are collectively referred to as acetyls) are conducted through Equistar Chemicals, LP, an indirect wholly owned subsidiary.

•	Propylene Oxide (“PO”) and Related Products. Our PO and related products segment produces PO and its co-products, PO derivatives and toluene diisocyanate. PO’s co-products include styrene monomer and tertiary butyl alcohol (“TBA”). The principal derivatives of TBA are MTBE and ethyl tertiary butyl ether. PO derivatives include propylene glycol, propylene glycol ethers and butanediol.

Lyondell is a leading global producer and marketer of PO and derivatives, offering strength in process technology in an industry that Lyondell believes provides growth opportunities both domestically and internationally.

•	Inorganic Chemicals. Our inorganic chemicals segment primarily produces titanium dioxide. The segment also produces titanium tetrachloride, titanyl sulfate, ultra-fine titanium dioxide (“TiO2”) and silica gel.

Lyondell is a leading producer of titanium dioxide, offering state-of-the-art products in all major customer markets: paints and coatings, plastics and paper. Lyondell believes that this segment offers a less volatile stream of earnings over a business cycle compared to its ethylene, co-products and derivatives business segment.

Our inorganic chemicals businesses and the acetyls portion of our ethylene, co-products and derivatives businesses are conducted through Millennium Chemicals Inc., a wholly owned subsidiary. Millennium also produces fragrance and flavors chemicals, which are not a reportable segment. We acquired Millennium in a stock-for-stock business combination on November 30, 2004, thereby also indirectly acquiring the remaining 29.5% interest in Equistar held by Millennium.

•	Refining. Our refining segment produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, lubricants (lube oils) and aromatics, which include benzene, toluene, paraxylene and orthoxylene.

Lyondell is a major refiner of heavy, high sulfur crude oil. Lyondell’s 268,000 barrel-per-day Houston refinery is strategically located on the U.S. Gulf Coast with access to interstate pipelines and the Port of Houston. The facility refines very heavy high-sulfur crude oil into clean fuels including reformulated gasoline and low-sulfur diesel, as well as other high-value products, such as jet fuel and aromatics. The full conversion capabilities of the refinery, coupled with a strong refining market, have resulted in strong cash and profit generation.

Our refining business is conducted through Houston Refining, an indirect wholly owned subsidiary, formerly known as LYONDELL-CITGO Refining LP. Houston Refining was a joint venture between us and CITGO Petroleum Corporation until we acquired CITGO’s 41.25% interest in Houston Refining on August 16, 2006, effective as of July 31, 2006. As part of the transaction, Houston Refinery and PDVSA Petróleo, S.A., an affiliate of CITGO and of Petróleos de Venezuela, S.A. (“PDVSA”), the national oil company of Venezuela, terminated the former crude supply agreement between the parties and entered into a new crude supply agreement with market-based pricing.

Recent Developments

On October 26, 2006, we announced net income for the third quarter 2006 of $57 million, or 22 cents per share on a fully diluted basis. These results include after-tax charges of $114 million related to an August 2006 refinery transaction and $69 million for the impairment of the net book value of the Lake Charles, Louisiana, ethylene facility. These results compare with net income of $10 million, or 4 cents per share, for the third quarter 2005, and net income of $160 million, or 62 cents per share, for the second quarter 2006. For the first nine months of 2006, net income was $507 million, or $1.96 per share on a fully diluted basis, including the charges described above, compared with $390 million, or $1.50 per share, during the first nine months of 2005.

Table 1—Lyondell Earnings Summary

Millions of dollars, except per share amounts	3Q 2006	3Q 2005	2Q 2006	1st Nine Months 2006	1st Nine Months 2005
Sales and other operating revenues	$6,154	$4,790	$5,072	$15,983	$13,606
Net income	57	10	160	507	390
Basic earnings per share	0.23	0.04	0.65	2.05	1.59
Diluted earnings per share (a)	0.22	0.04	0.62	1.96	1.50
Basic weighted average shares outstanding (millions)	247.7	246.5	247.4	247.3	245.6
Diluted weighted average shares outstanding (millions) (a)	260.5	260.4	260.1	260.0	259.7

(a)	Includes the dilutive effect of the convertible debentures, stock options and warrants.

Aside from the previously mentioned charges, third-quarter business results improved versus the second quarter 2006, with strength in both chemicals and refining. The ethylene segment benefited from increased prices, while PO and PO derivatives reported higher sales volumes and margins. Refining segment results improved, primarily as a result of increased ownership in the Houston refinery and the related change in the crude supply contract.

In the first nine months of 2006, net cash provided by operating activities was $459 million lower than in the same period in 2005 due primarily to increases in the principle components of working capital, accounts receivable and inventories, net of accounts payable, between December 31, 2005 and September 30, 2006. During the 2005 period, accounts payable increased $322 million, representing an increase in 2005 cash provided by operating activities, reflecting increases in raw material costs, whereas accounts payable decreased by $144 million during the 2006 period, representing a reduction in cash provided by operating activities, due primarily to the timing of payments for heavy liquids raw materials compared to the 2005 period. Additionally, payables for natural gas at September 30, 2006 reflected the decrease in natural gas prices during the 2006 period. Also, accounts receivable and inventories increased during the first nine months of 2006 by $185 million and $163 million, respectively, due to a reduction in the outstanding amount of receivables sold under accounts receivable sales facilities, and somewhat higher levels of inventories in certain product lines.

Other changes in Lyondell’s working capital and other balance sheet accounts during the first nine months of 2006 primarily reflect the consolidation of the Houston Refining accounts. Primarily due to the debt incurred to finance that transaction, Lyondell’s total long-term debt increased to $8.5 billion as of September 30, 2006.

In a period of continued volatility in the energy and chemical markets, our product mix and operating flexibility performed well, producing strong third-quarter results. In addition, the refinery continued to set new records and operate above stated capacity for the second quarter in a row. Our strong results positioned us to call an additional $430 million of debt on October 24.

Outlook

Through October 2006, ethylene chain margins have remained strong despite product price declines in response to energy prices. However, there are continued pressures as a result of inventory destocking, seasonal demand patterns and continued energy price volatility. PO and PO derivative product prices, margins and volumes are generally more stable. In fuel products, the energy price volatility is coupled with margins that are following typical seasonal trends with the expected slowdown between the summer driving and winter heating seasons.

The chemical industry’s fundamental economic and market conditions continue to be favorable, despite the increased turbulence caused by the energy markets. Lyondell believes that somewhat lower energy prices should serve as a positive stimulus to extending the strong chemical cycle. In refining, the new crude supply contract and Lyondell’s 100% ownership of the refinery are expected to provide strong cash flow and further diversification to Lyondell’s product portfolio.

Lyondell Business Results Discussion by Reporting Segment

Lyondell operates in four segments: (1) Ethylene, Co-products and Derivatives; (2) PO and Related Products; (3) Inorganic Chemicals; and 4) Refining.

Ethylene, Co-products and Derivatives Segment—The primary products of this segment are ethylene, ethylene co-products (propylene, butadiene and benzene), and derivatives of ethylene (polyethylene, ethylene oxygenates and vinyl acetate monomer or VAM).

Table 2—Ethylene, Co-Products & Derivatives Financial Overview

Millions of dollars	3Q 2006	3Q 2005	2Q 2006	1st Nine Months 2006	1st Nine Months 2005
Sales and other operating revenues	$3,603	$2,988	$3,401	$10,156	$8,811
Operating income (a)	173	21	181	653	613

(a)	Operating income for the third quarter and first nine months of 2006 included an impairment charge of $106 million.

Third-quarter 2006 results include a pretax charge of $106 million related to the impairment of the net book value of the Lake Charles ethylene facility.

3Q06 v. 2Q06—Ethylene and ethylene derivative product sales volumes decreased by approximately 95 million pounds (3 percent) versus the second quarter 2006. Quarterly average prices for ethylene, polyethylene and ethylene glycol each increased by approximately 4 cents per pound, compared with the second quarter 2006. The company’s average cost-of-ethylene-production metric (“COE”) was relatively unchanged versus the second quarter as increases in the natural-gas-based raw material component of the metric were offset by declines in the crude-oil-based raw material component. Acetyls results were unchanged as margin increases were offset by lower sales volumes.

3Q06 v. 3Q05—Ethylene and ethylene derivative product sales volumes were comparable to the third quarter 2005. The quarterly average prices for ethylene, polyethylene and ethylene glycol increased by approximately 9 cents per pound, 12 cents per pound and 5 cents per pound, respectively. The company’s average COE metric increased by approximately 1 cent per pound, primarily due to increased natural-gas-based raw material costs. Acetyls results improved by approximately $10 million as increased product prices and margins more than offset the impact of reduced methanol sales volumes.

PO and Related Products Segment—The principal products of the PO and related products segment include PO, PO derivatives (propylene glycol, propylene glycol ethers, butanediol and butanediol derivatives), styrene, MTBE and toluene diisocyanate (TDI).

Table 3—PO & Related Products Financial Overview

Millions of dollars	3Q 2006	3Q 2005	2Q 2006	1st Nine Months 2006	1st Nine Months 2005
Sales and other operating revenues	$1,900	$1,843	$1,763	$5,307	$4,923
Operating income (a)	133	65	108	358	281

(a)	Operating income for the third quarter and first nine months of 2005 included an impairment charge of $195 million.

Third-quarter 2005 results included a $195 million charge related to the impairment of the Lake Charles TDI facility.

3Q06 v. 2Q06—Overall results increased by approximately $25 million versus the second quarter 2006. PO and PO derivative results increased by approximately $25 million due to an approximate 50 million pound (7 percent) increase in sales volumes and increased margins. MTBE, styrene and TDI results were relatively unchanged.

3Q06 v. 3Q05—MTBE results declined by approximately $170 million due to lower margins as raw material margins declined by approximately 95 cents per gallon from record performance in last year’s hurricane-impacted quarter. TDI results increased by approximately $35 million (excluding the impairment) to roughly break even due to a combination of increased prices coupled with lower ongoing operating costs resulting from last year’s shutdown of the Lake Charles TDI facility. PO and PO derivative results increased by approximately $10 million due to a combination of increased margins and sales volume. Styrene results were unchanged.

Inorganic Chemicals Segment—The principal product of the inorganic chemicals segment is TiO2.

Table 4—Inorganic Chemicals Financial Overview

Millions of dollars	3Q 2006	3Q 2005	2Q 2006	1st Nine Months 2006	1st Nine Months 2005
Sales and other operating revenues	$341	$345	$359	$1,042	$1,005
Operating income	(5)	(16)	5	20	21

3Q06 v. 2Q06—Sales volumes declined by approximately 9,000 metric tons due to decreased U.S. industry demand and European production problems. Average sales prices declined by approximately $15 per metric ton.

3Q06 v. 3Q05—Sales prices increased by approximately $50 per metric ton while operating costs declined, resulting in approximately a $25 million improvement in results. This was partially offset by a 10,000 metric ton reduction in sales volume.

Refining Segment—Lyondell owned a 58.75 percent interest in Houston Refining LP (formerly known as LYONDELL-CITGO Refining LP) prior to Aug. 16, 2006, at which time Lyondell purchased the remaining 41.25 percent interest from CITGO Petroleum Corporation.

Table 5—Refining Financial Overview—100% Basis (a)

Millions of dollars	3Q 2006	3Q 2005	2Q 2006	1st Nine Months 2006	1st Nine Months 2005
Sales and other operating revenues	$2,288	$2,202	$2,411	$6,793	$5,301
Operating income (b)	(98)	100	163	227	255

(a)	The Refining segment information presented above represents the historical operating results of Houston Refining on a 100 percent basis, and does not reflect purchase accounting adjustments.
(b)	Operating income for the first nine months of 2006 includes third quarter 2006 charges of $300 million for the termination of the previous crude supply contract with PDVSA and a second quarter charge of $8 million representing reimbursement to Lyondell of legal fees and expenses paid by Lyondell on behalf of Houston Refining related to a settlement.

Prior to August 16, Lyondell’s interest was accounted for by the equity method. As a result of the acquisition, Houston Refining’s operations are consolidated from Aug. 16.

Third-quarter Houston Refining results included a $300 million charge related to the cancellation of the previous crude supply contract with PDVSA. The refining results summarized in Table 6 reflect the full charge; however, only 58.75 percent, or $176 million, of the charge is included in Lyondell’s results of operations. The remaining $124 million is included in the purchase price.

The following review is on a 100 percent basis.

3Q06 v. 2Q06—Crude processing rates averaged 270,000 barrels per day, unchanged versus the second quarter 2006. Margins increased by approximately $50 million due to a combination of improved Venezuelan crude contract margins and the absence of negative impacts related to second-quarter catalyst changes and property tax changes. Lower spot crude margins offset a portion of the margin improvement.

3Q06 v. 3Q05—Crude processing rates increased by 25,000 barrels per day to 270,000 barrels per day versus the hurricane-impacted third quarter of 2005. Spreads on non-Venezuelan crude were relatively unchanged versus last year, while the spread on Venezuelan crude increased by several dollars per barrel.

Cash Distributions and Debt Reduction

Equistar to LCC and Millennium—During the third quarter 2006, LCC received $53 million of distributions from Equistar. Millennium received $22 million from Equistar during the third quarter 2006.

Millennium to LCC—There were no dividends paid by Millennium to LCC during the third quarter 2006.

Debt Reduction—During the third quarter, Millennium prepaid $10 million of debt.

Receivable Facilities Utilization—As of Sept. 30, 2006, Lyondell’s receivable facility was unutilized and Equistar’s receivable facility was utilized at $90 million.

Third-Quarter Financing Activity—Lyondell completed several financing activities related to the refinery transaction during the quarter, ultimately leading to:

•	Issuance of $1.775 billion in new 7-year term loans

•	Issuance of a new $1.06 billion 5-year revolving credit facility

•	Issuance of $875 million of new 8 percent, 8-year unsecured bonds

•	Issuance of $900 million of new 8 1/4 percent, 10-year unsecured bonds

•	Elimination of LCC’s previous revolving credit facility

•	Elimination of Houston Refining’s previous term loans and revolving credit facility

•	Repayment of $760 million of the 9 5/8 percent bonds due 2007

Subsequent Financing Activity—

•	On October 6, Lyondell called for repayment the remaining $87 million of the 9 5/8 percent bonds due in 2007.

•	On October 24, Lyondell called for repayment the remaining $430 million of its 9 1/2 percent bonds due in 2008.

The Offering

Selling stockholder	Occidental Chemical Holding Corporation (“OCHC”), a wholly owned subsidiary of Occidental Petroleum Corporation (“Occidental”).

Common stock offered by the selling stockholder	10,000,000 shares

Common stock to be outstanding after the offering	248,479,864 shares

Common stock to be owned by the selling stockholder after the offering

20,307,860 shares (18,807,860 shares if the underwriters’ over-allotment option is fully exercised), excluding the 5,000,000 shares issuable to the selling stockholder upon the exercise of a warrant to purchase shares of our common stock referenced below.

Over-allotment option

The selling stockholder has granted the underwriters a 30-day option to purchase a maximum of 1,500,000 additional shares of our common stock from the selling stockholder at the initial public offering price to cover over-allotments.

Use of proceeds	We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholder. See “Use of Proceeds” and “Underwriting.”

NYSE symbol	LYO

Dividends	Historically $0.225 per quarter, or $0.90 annually.

Risk factors

See “Risk Factors” included in this prospectus, as well as the risk factors incorporated by reference in this prospectus, for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after the offering is based on our shares of common stock outstanding on September 30, 2006 and excludes treasury shares, shares of common stock reserved for issuance under our benefit plans, shares of common stock reserved for issuance pursuant to Millennium’s 4% Convertible Senior Debentures and shares of common stock reserved for issuance upon the exercise of the warrant held by OCHC.

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of a maximum of 1,500,000 additional shares of common stock by the selling stockholder that the underwriters have the option to purchase to cover over-allotments.

RISK FACTORS

Set forth below are certain risk factors relating to this offering. Please see risk factors relating to our business and indebtedness set forth in the following filings with the SEC incorporated by reference herein:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006; and

•	our Current Report on Form 8-K filed September 7, 2006.

Occidental holds a substantial amount of Lyondell common stock, which is eligible for resale and may cause the market price for our common stock to decline.

After this offering is completed, OCHC will own 20,307,860 shares of our common stock, representing approximately 8.2% (or 10.0% assuming exercise of the outstanding warrant) of our outstanding common stock. Under the terms of the stockholders agreement between Lyondell, OCHC and Occidental, OCHC and Occidental are permitted to sell substantially all of these shares through registered public offerings in accordance with a registration rights agreement, in sales of not more than 15 million shares in a single transaction or series of related transactions or pursuant to Rule 144 in an unsolicited “broker’s transaction” on a securities exchange subject to the volume limitations of Rule 144 (regardless of whether such volume limitations are applicable by law). Sales of a substantial number of shares of common stock by OCHC and Occidental in the public market, or the possibility that these sales may occur, could cause the market price for our common stock to decline. These sales, or the possibility that these sales may occur, also could make it more difficult for us to sell our common stock or other equity securities in the future.

In addition OCHC also owns, directly or indirectly, a warrant to purchase 5,000,000 additional shares of Lyondell common stock and Occidental and its wholly owned subsidiaries may also obtain other shares of Lyondell common stock through open market purchases of up to 320,000 shares per quarter as permitted by the stockholders agreement.

Occidental has the ability to influence matters on which shareholders may vote.

After this offering is completed, OCHC will own approximately 8.2% (or 10.0% assuming exercise of the outstanding warrant) of our outstanding common stock. In addition, pursuant to the terms of the stockholders agreement, Lyondell’s board of directors currently includes Stephen I. Chazen, Senior Executive Vice President and Chief Financial Officer of Occidental. As long as Occidental and its subsidiaries beneficially own at least 17,000,000 shares of common stock (excluding shares to be issued upon exercise of the warrant), then either Mr. Chazen or Dr. Ray Irani, Chairman of the Board of Directors and Chief Executive Officer of Occidental, to be selected by Lyondell, will be entitled to be nominated for a seat on Lyondell’s board of directors. If Occidental and its subsidiaries beneficially own, directly or indirectly, less than 17,000,000 shares (excluding shares to be issued upon exercise of the warrant), then neither Dr. Irani nor Mr. Chazen will be entitled to be nominated for a seat on Lyondell’s board of directors. Occidental does not have the right to (1) substitute any other individuals for Dr. Irani or Mr. Chazen on Lyondell’s board of directors or (2) require that any other individual be appointed to Lyondell’s board of directors.

Pursuant to the stockholders agreement, Occidental is required to vote each share of Lyondell common stock that it beneficially owns for the nominees to Lyondell’s board of directors that are proposed by the directors sitting on Lyondell’s board of directors at the time of nomination.

As a result of its ownership interest and board representation, Occidental is able to influence the management and affairs of Lyondell and all matters requiring shareholder approval. In addition, this concentration of ownership and the voting agreement described above could delay or deter a change of control of Lyondell.

LCC debt covenants currently limit the amount of dividends we may pay on our common stock to an annual rate not exceeding $0.90 per share.

Our ability to declare and pay dividends in the future and the amount of any such dividends will be dependent upon our results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. For many years, we have paid dividends on our common stock at an annual rate of $0.90 per share. We are party to debt agreements that prohibit us from paying dividends on our common stock at an annual rate exceeding $0.90 per share.

In addition, pursuant to a settlement agreement we entered into with the Pension Benefit Guaranty Corporation in 1998, we cannot pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, we provided a letter of credit meeting these requirements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholder in this offering.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “LYO.” As of September 30, 2006, there were 248,479,864 shares of our common stock issued and outstanding and approximately 7,204 holders of record of our common stock.

The reported high and low sale prices of our common stock on the New York Stock Exchange (New York Stock Exchange Composite Tape) for each quarter from January 1, 2004 through October 27, 2006, inclusive, are as set forth below.

Period	High	Low
2004
First Quarter	$19.14	$14.58
Second Quarter	17.64	14.80
Third Quarter	22.69	16.51
Fourth Quarter	29.59	20.90
2005
First Quarter	$35.65	$26.89
Second Quarter	28.87	22.44
Third Quarter	29.81	24.85
Fourth Quarter	29.00	23.36
2006
First Quarter	$25.36	$18.90
Second Quarter	26.27	19.56
Third Quarter	26.14	20.99
Fourth Quarter (through October 27, 2006)	27.60	25.15

On October 27, 2006, the closing sale price of our common stock on the New York Stock Exchange was $26.54 per share.

Between August 22, 2002 and December 31, 2004, Lyondell also had outstanding shares of Series B common stock, par value $1.00 per share, all of which were held by OCHC. On December 31, 2004, all of the outstanding shares of Series B common stock were converted, at Lyondell’s election, into shares of our common stock on a one-for-one basis and no shares of the Series B common stock since have been outstanding.

DIVIDEND POLICY

Holders of our common stock are entitled to receive such dividends as may from time to time be declared by Lyondell’s board of directors. During the first three quarters of 2006 and the prior two calendar years, Lyondell has declared $0.225 per share quarterly cash dividends (which were paid after the end of the quarter to which they related). During 2004 and 2005, we paid $127 million and $222 million, respectively, in cash dividends on our common stock. Although the per share dividend did not increase between 2004 and 2005, the total amount of dividends paid increased primarily due to the issuance of 63.1 million shares of Lyondell common stock pursuant to the acquisition of Millennium pursuant to a stock-for-stock business combination. We did not pay any dividends in cash with respect to our Series B common stock. During the periods when shares of Series B common stock were outstanding, Lyondell paid regular quarterly dividends on those shares by issuing additional shares of Series B common stock in lieu of cash, as permitted by our certificate of incorporation. On December 31, 2004, all of the outstanding shares of Series B common stock were converted, at Lyondell’s election, into shares of our common stock on a one-for-one basis and no shares of the Series B common stock since have been outstanding.

The future declaration and payout of dividends and the amount thereof will be dependent upon Lyondell’s results of operations, financial position, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by the board of directors. Subject to these considerations, the provisions of our certificate of incorporation and the legal considerations discussed below, Lyondell currently intends to distribute dividends to its shareholders at a quarterly rate of $0.225 per share.

LCC is party to debt agreements that contain restrictions that provide that it may not pay dividends on its common stock at an annual rate exceeding $0.90 per share. In addition, LCC may not pay dividends if it is in default under its credit agreement. Furthermore, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, LCC may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, LCC provided a letter of credit meeting these requirements.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified in its entirety by reference to our amended and restated certificate of incorporation filed with the Delaware Secretary of State on November 30, 2004, our amended and restated by-laws effective as of September 30, 2004, our Rights Agreement dated December 8, 1995, as amended, the warrant issued to OCHC on August 22, 2002 and the Stockholders Agreement dated August 22, 2002 among us, OCHC and Occidental, as amended.

Our authorized capital stock consists of 580 million shares divided into two classes as follows:

•	500 million shares issued in two series, with the first series consisting of 420 million shares of common stock, par value $1.00 per share, and the second series consisting of 80 million shares of Series B common stock, par value $1.00 per share; and

•	80 million shares of preferred stock, par value $0.01 per share.

Common Stock

At September 30, 2006, there were 248,479,864 shares of our common stock outstanding. There were no shares of our Series B common stock or our preferred stock outstanding at September 30, 2006. The transfer agent, registrar and dividend disbursing agent for our shares is the Computershare Shareholder Services, Inc.

The holders of our common stock and Series B common stock are entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors. Except as otherwise provided for in our certificate of incorporation or by Delaware law, holders of shares of our common stock and holders of shares of our Series B common stock vote together as a single class. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election. Our certificate of incorporation provides that any action required or permitted to be taken by the shareholders may be effected either at a duly called annual or special meeting of the shareholders or by consent in writing by such holders.

Our certificate of incorporation provides that in the case of reorganizations, consolidations or mergers, holders of shares of our common stock and Series B common stock must receive the same kind and amount of securities or property upon the reorganization, consolidation or merger, except as otherwise approved by the affirmative vote of a majority of the outstanding shares of each of our common stock and Series B common stock, voting as separate classes. This requirement does not apply to mergers solely for the purpose of forming a holding company if specified requirements are met or to reorganizations, consolidations or mergers where we are the continuing corporation and which do not result in any distribution to our shareholders or reclassification or change in our outstanding common stock or Series B common stock. Our certificate of incorporation also provides that any proposal to alter in an adverse manner the powers, preferences or rights of shares of our Series B common stock requires the affirmative vote of 80% of the outstanding shares of our Series B common stock. Any proposal to alter in an adverse manner the powers, preferences or rights of shares of our common stock requires the affirmative vote of a majority of the outstanding shares of our common stock. Any increase in the authorized number of shares of any class or classes of our capital stock, or the creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock, are deemed not to adversely affect the powers, preferences or special rights of the shares of either our common stock or our Series B common stock.

Our common stock and Series B common stock do not carry any preemptive or other subscription rights to purchase shares of our stock and are not entitled to the benefits of any sinking fund. Our common stock is not convertible and neither our common stock nor our Series B common stock are redeemable or assessable. Under the certificate of incorporation, our Series B common stock may be converted into shares of our common stock at any time at our option or the option of the holder, unless otherwise provided for by the board of directors in resolutions authorizing the issuance of such shares of our Series B common stock.

If we are liquidated, dissolved or wound up, holders of our common stock and Series B common stock would be entitled to share ratably in all of our assets and properties available for distribution to the holders of our common stock and Series B common stock after payment has been made or set aside in the full amount necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled.

Holders of our common stock and Series B common stock are entitled to receive such dividends as may from time to time be declared by our board of directors. Our board of directors may not declare a dividend on shares of our common stock without also declaring a dividend in the same amount and form on shares of our Series B common stock. However, if our board of directors declares a cash dividend on shares of our common stock, it may in its sole discretion declare and pay a dividend on shares of our Series B common stock by issuance of additional shares of Series B common stock to the holders thereof in lieu of cash. In that event, the number of shares of our Series B common stock to be issued as a dividend will be determined pursuant to a formula set forth in our certificate of incorporation.

Shares of our common stock and Series B common stock are not liable to further calls or assessments by us for any of our liabilities that may be imposed on our shareholders under the laws of the State of Delaware, our state of incorporation.

Preferred Stock

As of September 30, 2006, there were no shares of our preferred stock issued and outstanding. Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock and Series B common stock. It also could affect the likelihood that holders of our common stock and Series B common stock will receive dividend payments and payments upon liquidation.

Warrant

We issued a warrant to OCHC in August 2002 to purchase 5,000,000 shares of our common stock, at an exercise price of $25 per share, on or before the expiration date of the warrant on August 22, 2007. Upon exercise, however, we have the right, in our sole discretion, to instead make a “net payment” by electing to pay the excess, if any, between the stock price per share of our common stock on the date of exercise and the $25 exercise price. The net payment may be in the form of (1) cash, (2) shares of our common stock or (3) a combination of cash and shares of our common stock, at our option. If we elect to make all or a portion of a net payment in the form of shares of our common stock, each share will be valued by the average of the high and low per-share sale prices of our common stock, as reported on the New York Stock Exchange, on the date the warrant is exercised.

The number of shares of our common stock purchasable upon the exercise of the warrant and the exercise price will be adjusted for any stock splits, dividends and combinations that occur during the five-year exercise period. In addition, if the price of our common stock decreases below certain levels, the exercise price will be decreased and the number of shares of common stock purchasable upon the exercise of the warrant will be increased. Transfer of the warrant is restricted by the stockholders agreement among us, OCHC and Occidental.

Provisions of Our By-Laws

Certain provisions of our by-laws establish time periods during which appropriate shareholder proposals must be delivered to us for consideration at special and annual meetings called by us. Our by-laws provide, among other things, that shareholders making nominations for our board of directors at, or bringing other business before, an annual or a special meeting of shareholders must provide timely written notice to us thereof, timely notice being required to be no later than 90 days in advance of the meeting. However, if the date of the meeting was not publicly announced by a mailing to shareholders, in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a filing with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act more than 90 days prior to the meeting, such notice, to be timely, must be delivered to our board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced.

Anti-Takeover Provisions of Our Certificate of Incorporation

Our certificate of incorporation contains provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt, including those attempts that might result in a premium over the market price of our common stock.

We have 500 million authorized shares of common stock and Series B common stock and 80 million authorized shares of preferred stock. One of the consequences of our authorized but unissued shares and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without shareholder approval, subject to applicable stock exchange rules. The shares could be issued in one or more transactions that might prevent or make the completion of the change in control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, while our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, our board of directors has adopted a policy providing that no future issuance of preferred stock will be effected without the approval of the holders of our shares unless our board of directors (whose decision shall be conclusive) determines in good faith:

•	that the issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction; and

•	that any anti-takeover effects of the issuance are not our primary purpose for effecting such issuance.

Our board of directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of our stock. However, no such amendment or revocation will be effective, without the approval of the holders of our common stock and Series B common stock, to permit a subsequent issuance of preferred stock for the primary purpose of obstructing a takeover of us by any person who has, prior to such written notice to shareholders, notified the board of directors of its desire to pursue a takeover of us.

Delaware Anti-Takeover Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the shareholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Limitation on Directors’ and Officers’ Liability

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Any repeal or modification of such provision shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and the holders of our common stock and Series B common stock.

Rights Plan

Our board of directors declared a dividend of one right (“right”) for each outstanding share of our common stock to shareholders of record at the close of business on December 20, 1995 and all shares of our common stock and Series B common stock issued thereafter are issued with such right. Each right entitles the registered holder to purchase from us one share of our common stock at a purchase price of $80 per share of common stock, subject to adjustment (the “purchase price”). The description and terms of the rights are set forth in the rights agreement. Initially, the rights will be attached to all certificates representing outstanding common equity (as defined below) and no separate certificates for the rights (“rights certificates”) will be distributed. “Common equity” means shares of our common stock and Series B common stock and any other series of our common stock issued and outstanding after December 20, 1995 and prior to the earlier of the distribution date (as defined below) or the expiration date (as defined in the rights agreement). The rights will separate from the common equity and a “distribution date” will occur, with certain exceptions, upon the earlier of (1) ten days following a public announcement of the existence of an “acquiring person” (the date of the announcement being the “stock acquisition date”), or (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an acquiring person. An “acquiring person” is any person or group of affiliated or associated persons that has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common equity, except that our board of directors has adopted resolutions pursuant to the terms of the rights agreement that provides that OCHC and its affiliates (as defined in the rights agreement) and associates (as defined in the rights agreement) will not be or become an “acquiring person” unless and until such time as OCHC together with its affiliates and associates acquires or becomes the beneficial owner of more than 40% of the outstanding common equity so long as OCHC’s beneficial ownership is the result of (1) transactions contemplated by the Securities Purchase Agreement dated July 8, 2002 between us and OCHC, (2) a reduction in the number of shares of common equity outstanding due to the repurchase of our common equity or (3) OCHC’s purchase of shares in our October 2003 common stock offering. In certain circumstances prior to the time a person has become an acquiring person, the distribution date may be deferred by the board of directors. Certain inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common equity. Until the distribution date, (a) the rights will be evidenced by the common equity certificates (together with the Summary of Rights to Purchase Common Stock referenced in the rights agreement or bearing the notation referred to below) and will be transferred with and only with such common equity certificates, (b) common equity certificates issued after December 20, 1995 will contain a notation incorporating the rights agreement by reference and (c) the surrender for transfer of any certificate for common equity (with or without a copy of the Summary of Rights to Purchase Common Stock) will also constitute the transfer of the rights associated with the common equity represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on December 8, 2015, unless earlier redeemed or exchanged by us as described below.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common equity as of the close of business on the distribution date and, from and after the distribution date, the separate rights certificates alone will represent the rights. All common equity issued prior to the distribution date will be issued with rights. Common equity issued after the distribution date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with rights. Except as otherwise determined by the board of directors, no other shares of common equity issued after the distribution date will be issued with rights.

In the event (a “flip-in event”) that a person becomes an acquiring person (except pursuant to a tender or exchange offer for all outstanding shares of common equity at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in the best interests of it and its shareholders (a “permitted offer”)), each holder of a right will thereafter have the right to receive, upon exercise of such right, a number of shares of common equity (or, in certain circumstances, cash, property or other securities of ours) having a current market price (as defined in the rights agreement) equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of any flip-in event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by or transferred to such acquiring person (or by certain related parties) will be null and void in the circumstances set forth in the rights agreement.

For example, at an exercise price of $80 per right, each right not owned by such an acquiring person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of common stock (or other consideration, as noted above), based upon its then current market price, for $80. Assuming that the common stock had a current market price of $25 per share at such time, the holder of each valid right would be entitled to purchase 6.4 shares of common stock for $80.

In the event (a “flip-over event”) that, at any time from and after the time an acquiring person becomes such, (1) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a permitted offer), or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights owned by such acquiring person or certain related parties) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

The purchase price payable, and the number of shares of common equity or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (2) if holders of the common equity are granted certain rights or warrants to subscribe for common equity or securities convertible into common equity at less than the current market price of our common stock, or (3) upon the distribution to holders of the common equity of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of common stock are required to be issued upon exercise of the rights, but in lieu thereof a cash payment may be made based on the market price of our common stock on the last trading date prior to the date of exercise.

At any time until the time a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.005 per right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Immediately upon the effectiveness of the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.005 redemption price.

At any time after the occurrence of a flip-in event and prior to the occurrence of a flip-over event or a person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding, we may exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, and/or other equity securities deemed to have the same value as one share of our common stock, per right, subject to adjustment.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights should not be taxable to shareholders or us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the rights agreement may be amended by our board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement (other than the redemption price) may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to lengthen the time period governing redemption or amendment shall be made at such time as the rights are not redeemable.

American Stock Transfer & Trust Company serves as the rights agent under the rights agreement.

SELLING STOCKHOLDER

The following table sets forth information as of October 27, 2006 regarding the beneficial ownership of the common stock held by OCHC.

	Shares Beneficially Owned Prior to this Offering		Number of Shares to be Sold in Offering	Maximum Number of Shares to be Sold Upon Exercise of Over- Allotment Option (2)	Shares Beneficially Owned After Offering (Assuming No Exercise of Over- Allotment Option)		Shares Beneficially Owned After Offering (Assuming Exercise of Over-Allotment Option in Full)
	Number	Percent (1)			Number	Percent (1)	Number	Percent (1)
Occidental Chemical Holding Corporation(3)	35,307,860	13.9%	10,000,000	1,500,000	25,307,860	10.0%	23,807,860	9.4%

(1)	Calculated as of September 30, 2006 based on 248,479,864 shares of common stock outstanding plus the 5,000,000 shares of common stock issuable upon exercise of the warrant discussed above.
(2)	Assuming the over-allotment option is exercised in full.
(3)	The 35,307,860 shares beneficially owned by Occidental Chemical Holding Corporation consist of: 30,307,860 shares of Lyondell common stock and 5,000,000 shares of Lyondell common stock issuable upon the exercise of the warrant. Occidental Chemical Holding Corporation is a wholly owned subsidiary of Occidental Petroleum Corporation, a New York Stock Exchange listed company. The address of the selling stockholder is 10889 Wilshire Boulevard, Los Angeles, California 90024.

Stockholders Agreement

In August 2002, we entered into a stockholders agreement with OCHC and Occidental. Pursuant to the terms of the stockholders agreement, Lyondell’s board of directors currently includes Stephen I. Chazen, Senior Executive Vice President and Chief Financial Officer of Occidental. As long as Occidental and its subsidiaries beneficially own at least 17,000,000 shares of common stock (excluding shares to be issued upon exercise of the warrant), then either Mr. Chazen or Dr. Ray Irani, Chairman of the Board of Directors and Chief Executive Officer of Occidental, to be selected by Lyondell, will be entitled to be nominated for a seat on Lyondell’s board of directors. If Occidental and its subsidiaries beneficially own less than 17,000,000 shares (excluding shares to be issued upon exercise of the warrant), then neither Dr. Irani nor Mr. Chazen will be entitled to be nominated for a seat on Lyondell’s board of directors. Occidental does not have the right to (1) substitute any other individuals for Dr. Irani or Mr. Chazen on Lyondell’s board of directors or (2) require that any other individual be appointed to Lyondell’s board of directors. Occidental owned a greater number of shares of common stock in the past, which entitled both Dr. Irani and Mr. Chazen to be nominated to serve on the Lyondell board of directors. As a result, Dr. Irani also served on the Lyondell board of directors, along with Mr. Chazen, from August 2002 to May 2006 pursuant to the terms of the stockholders agreement.

Pursuant to the stockholders agreement, Occidental agreed to cause each share of Lyondell common stock it beneficially owns, directly or indirectly, that is entitled to vote on any matter to be (1) present for the taking of any Lyondell shareholder action and (2) voted for the nominees to Lyondell’s board of directors that are proposed by the directors sitting on Lyondell’s board of directors at the time of nomination.

Under the stockholders agreement Occidental and its wholly owned subsidiaries may purchase up to 320,000 shares of Lyondell common stock in the open market during each calendar quarter.

Registration Rights Agreement

Lyondell is a party to a registration rights agreement with OCHC that provides for registration rights with respect to shares of Lyondell common stock issued to OCHC (1) as a dividend, (2) upon conversion of Series B common stock (which conversion occurred on December 31, 2004, at Lyondell’s election), or (3) upon exercise of the warrant described above. The warrant does not have registration rights. The registration statement to which this offering relates was filed pursuant to the registration rights agreement.

Holders of common stock with registration rights have the right to demand registration of their shares in an underwritten offering once in any 12-month period if the offering is for at least 8,000,000 shares and has an estimated public offering price of $100 million. Such holders have the right to demand registration in an offering that is not underwritten up to three times (or two, if holders have registered an underwritten offering during such period) in any 12-month period if the offering is for at least 3,000,000 shares. Lyondell has the right to delay registration under specified circumstances. Under the registration rights agreement, Lyondell also provided “piggy-back” registration rights, whereby Lyondell is required to notify holders of common stock with registration rights if it plans to conduct an underwritten public offering of shares of common stock solely for cash and include a holder’s shares in the registered offering if the holder so requests. However, Lyondell may reduce the number of qualified shares of common stock so registered on the recommendation of the lead managing underwriter, and Lyondell may also in its sole discretion withdraw any registration statement and abandon any proposed offering. Pursuant to the registration rights agreement, Lyondell will bear all costs, fees and expenses of each registration, except underwriting discounts and commissions, fees of separate counsel of holders, fees of other experts and/or advisors retained by a holder, underwriter, underwriter’s counsel and out-of-pocket roadshow expenses.

Commercial Transactions with the Selling Stockholder

Lyondell and Occidental have engaged in numerous transactions. Lyondell believes that the transactions described below were obtained on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm’s-length basis. Below is a discussion of such transactions during 2005. Transactions of a substantially similar nature and significance took place in each of 2003 and 2004 and are expected for 2006. Lyondell generally expects that transactions of a similar nature will continue to occur.

During 2005, Lyondell purchased sodium methylate and caustic soda from Occidental. Occidental charged Lyondell approximately $2 million for these purchases during 2005. In addition, pursuant to an ethylene sales agreement entered into on May 15, 1998, which was amended effective April 1, 2004, Occidental agreed to purchase a substantial amount of its ethylene raw material requirements from Lyondell. Either party has the option to “phase down” volumes over time. However, a “phase down” cannot begin until January 1, 2014 and the annual minimum requirements cannot decline to zero prior to December 31, 2018, unless certain specified force majeure events occur. In addition to the sales of ethylene, from time to time Lyondell has made sales of ethers and glycols to Occidental, and Lyondell has purchased various other products from Occidental, all at market-related prices. During 2005, Occidental paid Lyondell approximately $755 million for product purchases. Lyondell purchased various other products from Occidental at market-related prices totaling approximately $25 million during 2005.

Lyondell also subleases certain railcars from Occidental, for which Occidental charged Lyondell approximately $7 million in 2005. In addition, Lyondell’s Lake Charles, Louisiana ethylene facility, which has been idled since the first quarter of 2001, is leased from Occidental pursuant to a lease that expires in May 2009. Under the lease, Lyondell pays Occidental rent in an amount equal to $100,000 per year if Lyondell is operating the Lake Charles facility or $60,000 per year if Lyondell is not operating the facility.

In addition, in 2003 Equistar entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental, to help manage its exposure to commodity price risk with respect to crude oil-related raw material purchases. During 2003, Equistar and Occidental Energy Marketing, Inc. settled approximately $300,000 of price swap contracts. There were no outstanding price swap contracts as of December 31, 2003.

October 2003 Stock Purchase by OCHC

In October 2003, Lyondell issued 13.8 million shares of its common stock in a public offering. OCHC purchased 2.7 million shares of the 13.8 million shares of common stock sold in the offering directly from the underwriter at a price equal to the public offering price, less underwriting discounts and commissions. The underwriter received no underwriting discounts or commissions on the sale of the shares to OCHC.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC

Total	10,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation the selling stockholder will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting Discounts and Commissions paid by selling stockholder

We estimate that our out-of-pocket expenses for this offering will be approximately $                    .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, except in connection with any compensation, fee, benefit or similar arrangement for or with any employee, officer or director, including without limitation, the grant, issuance or exercise of stock options, restricted stock, stock units, performance units, performance shares, deferred stock units or phantom units pursuant to the terms of a plan in effect on the date hereof, 401(k) contributions, the filing of any registration statement on Form S-8 relating to any such plan in effect on the date hereof, or issuances of our common stock upon conversion of any outstanding convertible debentures.

The selling stockholder has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock are listed on The New York Stock Exchange, under the symbol “LYO”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Affiliates of the underwriters are lenders under our revolving credit facility and senior secured term loan.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares our common stock are made. Any resale of shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of our common stock.

Representations of Purchasers

By purchasing shares of our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of our common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder, will have no liability. In the case of an action for damages, we and the selling stockholder, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

Lyondell files annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s web site at www.sec.gov. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. Our SEC filings are also available free of charge from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC. Under the rules and regulations of the SEC, this prospectus does not contain all the information set forth or included in the registration statement, and we refer you to the omitted information. The statements made in this prospectus pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its web site.

Incorporation of Information that We File with the SEC

The SEC allows us to incorporate by reference the information we file with the SEC, which permits us to disclose information to you by referencing these filed documents. Any information that is incorporated by reference is considered part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. If any information subsequently filed by us or included in a prospectus supplement varies from this prospectus, you should rely on the subsequently filed information or prospectus supplement. We incorporate by reference the following documents which have been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 (certain financial information therein was recast in a Current Report on Form 8-K filed on September 1, 2006, to reflect the recent change in our subsidiary guarantors);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K filed February 1, 2006 (2 reports), February 6, 2006, February 10, 2006, February 14, 2006, February 27, 2006, March 1, 2006, April 6, 2006, April 13, 2006, May 26, 2006, July 7, 2006, July 20, 2006, August 1, 2006, August 9, 2006, August 16, 2006, September 1, 2006 (2 reports), September 5, 2006, September 7, 2006, September 18, 2006, September 20, 2006, October 4, 2006, October 6, 2006 and October 24, 2006 and on Form 8-K/A on February 27, 2006 and August 18, 2006, excluding any information that was furnished to (and not filed with) the SEC; and

•	the description of our capital stock (including the related rights to purchase our common stock) contained in our Form 8-A/A dated as of November 30, 2005 filed with the SEC on December 6, 2005, as such may be amended from time to time.

All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering are also incorporated by reference into this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will automatically update and supersede the information in this prospectus.

You may request a copy of any document incorporated by reference (excluding exhibits), at no cost, by writing or telephoning us at the following address:

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

Attn: Investor Relations

Phone: (713) 309-4590

You should rely only on the information incorporated by reference or provided in this prospectus relating to the offered securities. No one else is authorized to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents because our business, financial condition and results of operations may have changed since that date.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the sale of shares by the selling stockholder will be passed on by Robert E. Sawyer, associate general counsel of Occidental Petroleum Corporation.

EXPERTS

The consolidated financial statements of Lyondell Chemical Company as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2005 incorporated in this prospectus by reference to the Lyondell Chemical Company Current Report on Form 8-K filed with the SEC on September 1, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LYONDELL-CITGO Refining LP (now known as Houston Refining LP) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 incorporated in this prospectus by reference to the Lyondell Chemical Company Current Report on Form 8-K filed with the SEC on September 1, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Equistar Chemicals, LP and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Lyondell Chemical Company Current Report on Form 8-K filed with the SEC on September 1, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following is a statement of the expenses (all of which are estimated) to be incurred by Lyondell Chemical Company in connection with a distribution of securities registered under this registration statement.

SEC registration fee	$32,080
Printing expenses	75,000
Legal fees and expenses	40,000
Accounting fees and expenses	35,000
Miscellaneous expenses	17,920

Total (without registration fee)	$200,000

Item 15.	Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Lyondell’s Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to it or any of its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Any repeal or modification of such provision shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring before such amendment or repeal.

Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by Lyondell’s certificate of incorporation or by-laws, a vote of shareholders or disinterested directors, agreement or otherwise.

By-laws

Lyondell’s Amended and Restated By-laws (the “Lyondell By-laws”) contain indemnification rights for its directors and officers. Specifically, the Lyondell By-laws provide that Lyondell shall indemnify its officers and directors with respect to all matters to which Section 145 of the Delaware General Corporation Law may in any way relate, to the fullest extent permitted or allowed by the laws of the State of Delaware. Further, Lyondell may maintain insurance to protect itself and any of its directors and officers or directors or officers of another corporation, partnership, joint venture, trust or other enterprise against expense, liability or loss. Lyondell may also enter into indemnity agreements with persons who are members of its board of directors, its elected officers and with other persons as the board of directors may designate.

Indemnity Agreements

Lyondell has entered or will enter into indemnity agreements (“Indemnity Agreements”) with each of its present and future directors and officers (individually, the “Indemnitee” and collectively, the “Indemnitees”). Each provides for the indemnification of and the advancing of expenses to the Indemnitee to the fullest extent permitted by Delaware law. More specifically, each Indemnity Agreement provides (i) that an Indemnitee is automatically entitled to indemnification for expenses to the extent an Indemnitee (including the Indemnitee’s estate, heirs, executors, and administrators) is successful in defending any indemnifiable claim whether on the merits or otherwise, (ii) that an Indemnitee is entitled to the advancement of expenses during the pendency of a proceeding, (iii) that Lyondell has the burden of proving that an Indemnitee is not entitled to indemnification and negates certain presumptions that may otherwise be drawn against an Indemnitee, (iv) a mechanism through which an Indemnitee may seek court relief in the event the Reviewing Party (as defined in the Indemnity Agreements) determines that the Indemnitee would not be entitled to be indemnified, (v) that an Indemnitee is entitled to indemnification against all expenses (including attorneys’ fees) incurred in seeking to collect an indemnity claim or advancement of expenses from Lyondell and (vi) that after there has been a Change of Control (as defined in the Indemnity Agreements), all of Lyondell’s determinations regarding a right to indemnity, and the right to advancement of expenses, shall be made by independent legal counsel.

In the event of a Potential Change in Control (as defined in the Indemnity Agreements), the Indemnity Agreements require Lyondell, upon written request of the Indemnitee, to create a trust to indemnify the Indemnitee and to fund such trust in an amount sufficient to cover expenses reasonably anticipated. Upon a Change of Control, the trust would become irrevocable and the funds committed to such trust would not be available to Lyondell for use as working capital. All unexpended funds in the trust will revert to Lyondell upon a final court determination that an Indemnitee has been fully indemnified under the terms of the Indemnity Agreement.

Indemnitees’ rights under the Indemnity Agreements are not exclusive of any other rights they may have under Delaware Law, directors’ and officers’ liability insurance, its By-laws or otherwise. However, the Indemnity Agreements do prevent double payment.

If, in the future, because of changes in Delaware Law or otherwise, Lyondell determines that the Indemnity Agreements do not provide indemnification to the fullest extent of the Delaware law, Lyondell intends to amend such agreements, or enter into new agreements with directors and officers, to provide, in its judgment, for full indemnification.

Lyondell believes that the By-laws and the Indemnity Agreements are largely confirmatory of Delaware law. However, the provisions of the By-laws and the Indemnity Agreements apply to proceedings arising from acts or omissions occurring before or after their respective adoption or execution. In addition, the contract right explicitly created in the Indemnity Agreements gives the Indemnitee protection against a subsequent, adverse change in the indemnification provisions of its By-laws, such as might occur in the event of a Change of Control (as defined in the Indemnity Agreements). Upon a Change of Control, the establishment of a trust fund pursuant to the Indemnity Agreements might facilitate indemnification payments, but would not broaden the rights to indemnity there under. Furthermore, under the Delaware Law, the advance of litigation expenses is discretionary; under the Indemnity Agreements, such advance is mandatory absent a special determination to the contrary. Litigation expenses incurred by an Indemnitee in a proceeding to seek recovery of amounts due under the Indemnity Agreement are recoverable under the Indemnity Agreement if the Indemnitee is successful in whole or in part. In the absence of the Indemnity Agreement, such expenses might not have been recoverable.

Unlike Delaware law, which authorizes the payment of expenses (including legal fees) in a shareholders’ derivative suit, but not of any other amounts, such as fees or settlements, the Indemnity Agreements do not distinguish between indemnification for claims brought by or in the right of Lyondell Chemical Company and indemnification for claims brought by third parties. Accordingly, Lyondell would be permitted under an Indemnity Agreement to indemnify an Indemnitee within the limits established by law and public policy.

Item 16.	Exhibits.*

Exhibit No.	Description of Exhibit
*1.1	Form of Underwriting Agreement

***3.1(a)	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company (filed as Exhibit 3.1 to Lyondell’s Current Report on Form 8-K (Commission File Number 001-10145) filed on November 30, 2004 and incorporated herein by reference)

***3.1(b)	Amended and Restated By-Laws of Lyondell Chemical Company (filed as Exhibit 3.2 to Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference)

**5.1	Opinion of Baker Botts L.L.P.

**23.1	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Lyondell Chemical Company

**23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

**24.1	Powers of Attorney for Lyondell Chemical Company

*	The Company will file as an exhibit to a Current Report on Form 8-K any underwriting agreement relating to securities offered hereby.
**	Filed herewith.
***	Incorporated by reference from the filing indicated.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale before such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately before such effective date.

That, for the purpose of determining any liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

That, for the purposes of determining any liability under the Securities Act of 1933, each filing of registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Lyondell Chemical Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on October 30, 2006.

LYONDELL CHEMICAL COMPANY

By:	/S/ DAN F. SMITH
Dan F. Smith
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated on October 30, 2006.

Signature	Title

* Dr. William T. Butler	Chairman of the Board

/S/ DAN F. SMITH Dan F. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)

* Carol A. Anderson	Director

* Stephen I. Chazen	Director

* Travis Engen	Director

* Paul S. Halata	Director

* David J. Lesar	Director

* David J.P. Meachin	Director

* Daniel J. Murphy	Director

* Dr. William R. Spivey	Director

/S/ T. KEVIN DENICOLA T. Kevin DeNicola	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ CHARLES L. HALL Charles L. Hall	Vice President and Controller (Principal Accounting Officer)

*By:	/S/ KERRY A. GALVIN
Kerry A. Galvin
as Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
*1.1	Form of Underwriting Agreement

***3.1(a)	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company (filed as Exhibit 3.1 to Lyondell’s Current Report on Form 8-K (Commission File Number 001-10145) filed on November 30, 2004 and incorporated herein by reference)

***3.1(b)	Amended and Restated By-Laws of Lyondell Chemical Company (filed as Exhibit 3.2 to Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference)

**5.1	Opinion of Baker Botts L.L.P.

**23.1	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Lyondell Chemical Company

**23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

**24.1	Powers of Attorney for Lyondell Chemical Company

*	The Company will file as an exhibit to a Current Report on Form 8-K any underwriting agreement relating to securities offered hereby.
**	Filed herewith.
***	Incorporated by reference from the filing indicated.